Exhibit 99.2

360 Finance Announces First Quarter 2020 Unaudited Financial Results

SHANGHAI, China, May 28, 2020 (GLOBE NEWSWIRE) — 360 Finance, Inc. (QFIN) (“360 Finance” or the “Company”), a leading digital consumer finance platform, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter Operational Highlights

•                      Total loan origination volume*1 was RMB51,770 million, representing an increase of 25.6% from RMB41,202 million in the same period of 2019. Loan origination volume for Credit Driven Services was RMB40,866 million, including RMB31,941 million for off-balance-sheet loans and RMB8,925 million for on-balance-sheet loans, compared to RMB40,862 million, RMB38,789 million and RMB2,073 million in the same period of 2019, respectively. Loan origination volume under capital-light model within Platform Services was RMB10,904 million, an increase of 3107.1% from RMB340 million in the same period of 2019.

•                      Total outstanding loan balance*2 was RMB73,116 million as of March 31, 2020, an increase of 39.1% from RMB52,578 million as of March 31, 2019, and an increase of 1.3% from RMB72,155 million as of December 31, 2019. Outstanding loan balance for Credit Driven Services was RMB57,610 million, including RMB48,579 million for off-balance-sheet loans and RMB9,031 million for on-balance-sheet loans, compared to RMB51,733 million, RMB49,787 million and RMB1,946 million as of March 31, 2019, respectively. Outstanding loan balance under capital-light model within Platform Services was RMB15,506 million as of March 31, 2020, an increase of 1735.0% from RMB845 million as of March 31, 2019.

•                      The weighted average tenor of loans*3 originated in the first quarter of 2020 was approximately 8.18 months, compared with 8.01 months in the same period of 2019, and 7.38 months in the fourth quarter of 2019.

•                      Cumulative registered users was 141.63 million, an increase of 49.0% from 95.08 million as of March 31, 2019, and an increase of 4.9% from 135.01 million as of December 31, 2019.

•                      Users with approved credit lines*4 was 26.11 million as of March 31, 2020, an increase of 62.9% from 16.03 million as of March 31, 2019, and an increase of 5.6% from 24.72 million as of December 31, 2019.

•                      Cumulative borrowers with successful drawdown, including repeat borrowers was 16.81 million as of March 31, 2020, an increase of 61.2% from 10.43 million as of March 31, 2019, and an increase of 5.7% from 15.91 million as of December 31, 2019.

•                      90 day+ delinquency ratio*5 was 2.17% as of March 31, 2020.

•                      The percentage of funding from financial institutions*6 in the first quarter of 2020 was 98%.

•                      Repeat borrower contribution*7 was 84.9%.

1 “Loan origination volume” refers to the total principal amount of loans originated through the Company’s platform during the given period.

2 “Outstanding loan balance” refers to the total amount of principal outstanding for loans originated through the Company’s platform at the end of each period, excluding loans delinquent for more than 180 days.

3 For loan facilitated in the first quarter of 2020 and fourth quarter of 2019, we use the actual term for extinguished loans and use the contractual term for outstanding loans to calculate the weighted average tenor.

4 “Users with approved credit lines” refers to the total number of users who had submitted their credit applications and were approved with a credit line by the Company at the end of each period.

5 “90 day+ delinquency ratio” refers to the outstanding principal balance of on- and off-balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. Loans that are charged-off are not included in the delinquency rate calculation.

6 “The percentage of funding from financial institutions” is based on cumulative loan origination during the given period.

7 “Repeat borrower contribution” for a given period refers to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan origination volume through our platform during that period.

First Quarter 2020 Financial Highlights

•                      Total net revenue increased by 58.4% to RMB3,182.9 million (US$449.5 million) from RMB2,009.0 million in the same period of 2019.

•                      Income from operations was RMB184.2 million (US$26.0 million).

•                      Non-GAAP*8 income from operations was RMB255.5 million (US$36.1 million).

•                      Operating margin was 5.8%. Non-GAAP operating margin was 8.0%.

•                      Net income was RMB183.2 million (US$25.9 million).

•                      Non-GAAP net income was RMB254.5 million (US$35.9 million).

•                      Net income margin was 5.8%. Non-GAAP net income margin was 8.0%.

8 Non-GAAP income from operations (Adjusted Income from operations) and Non-GAAP net income (Adjusted net income) are non-GAAP financial measures. For more information on this non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Mr. Haisheng Wu, Chief Executive Officer and Director of 360 Finance, commented, “The first quarter of 2020 was an unusual quarter, as the entire fintech industry essentially went through a COVID-19-induced extreme stress test in terms of business performance and asset quality. Our results for the quarter demonstrate that we successfully passed this test with flying colors, while maintaining high standards in compliance and a prudent risk management strategy. We attribute this success to our high-quality borrower base and the cautious operation approach. Furthermore, we attained remarkable progress in every aspect of our business operation despite challenging market conditions. Loan origination volume reached RMB51.8 billion during the quarter, a 25.6% year-over-year increase. Despite the unfavorable market conditions in the first quarter, we endeavored to sustain a considerable loan origination volume with decent risk profile compared to last quarter in 2019. During the quarter, the total revenue reached RMB3.18 billion. Free cash flow increased substantially as well which will provide additional cushion for risk management and further uphold our strong risk resilience.”

“In face of COVID-19 outbreak, we persist in refining our management, continuously improving operational efficiency and bolstering sustainable development. This is the third sequential quarter during which we effectively brought down both customer acquisition cost and funding cost. What’s worth noting here is that we have successfully issued three ABSs to date this year. The cost of the most recent one reached a coupon rate as low as 4.2% for the senior A tranche. During this quarter, the outstanding balance of loans under capital-light model within Platform Services, for which we bear limited principle risk, continued to increase and accounted for 21.2% out of total outstanding loan balance contributing to a further descending leverage ratio and a sufficient 4.0x of provision coverage ratio. In terms of compliance, recently China Banking and Insurance Regulatory Commission for the first time issued a consultative “Guidelines on Commercial Banks’ Online Lending Business” draft (the “Draft”) which is viewed as the basic law for the online lending industry in China. The Draft substantially reduces regulatory overhang and is beneficial for the overall fintech industry, and in particular, the leading players like us.

In addition, we have committed great efforts in launching more pilot projects aiming to expand customer acquisition channels and boost existing users’ stickiness. We not only have expanded more user traffic channels such as external platforms with consumption scenarios, but also considerably enhanced users’ stickiness through a virtual credit product called V-pocket. As indicated by recent operation data, our business is stably recovering with growth prospects. We management team anticipate a very solid quarter going forward and remain in full confidence to achieve full year operation target. “

Mr. Jiang Wu, Chief Financial Officer and Director of 360 Finance, stated, “In compliance with FASB requirements, we adopted the new accounting standard ASC 326: Financial instruments — Credit Losses starting this quarter. This change in accounting standards essentially leads that our results this quarter are not directly comparable with previous periods on a like-for-like basis. Let me explain the main differences between the old and new accounting standards and how the adjustments have impacted our financial statements. First, revenue from releasing of guarantee liabilities, which represents guarantee revenue recognized from our existing loan portfolios, was RMB1.01 billion under new accounting standards, among which RMB838 million is attributable to the adoption of new accounting standards. Second, provision for contingent liability includes provisions of RMB 1.42 billion for estimated credit losses associated with new loan origination during the quarter which is recognized under the new accounting standards. Lastly, as of March 31, 2020, retained earnings on our balance sheet decreased by approximately RMB1.25 billion during this quarter. This reduction is mainly attributed to loss of RMB1.43 billion for loan portfolios existing as of December 31, 2019 recognized according to new accounting standards, which is caused by the net impact of recognizing provision upfront and deferring revenue from guarantee services to future period.

In addition, in this quarter, we accrued RMB 280 million of guarantee liabilities for loans originated in previous periods as a result of the impact of the pandemic.”

“Total net revenue in the first quarter was RMB3.18 billion, among which RMB838 million was accounted for incremental revenue from releasing of guarantee liabilities under new accounting standards. Owing to revenue increase and provision for contingent liabilities corresponding to loan origination in the first quarter, under new accounting standards, non-GAAP operating income dropped by RMB599 million to RMB256 million. Hence we essentially achieved one of the most exceptional quarterly financial results since our IPO.”

In the second quarter, we are witnessing a continuing improvement of asset quality and modest growth of loan origination volume, driven by the recovery of domestic economy and our efforts on the enhancing operation efficiency. Hence, we do expect further improvement on our financials in the coming quarter. However, we are still evaluating the impact of global pandemic situation on China’s economy and our business. Given that, we will remain cautious on the full year outlook.

Mr. Yan Zheng, Vice President of 360 Finance, added, “In response to the pandemic, we implemented a more prudent risk management strategy. When granting credit lines to borrowers, we quickly adjusted to adopt a tighter credit approval policy for new borrowers living in areas most affected by the pandemic and to those working in industries that were significantly impacted. After borrowers made a credit drawdown, we focused on borrower management and offered more flexible and diversified products. We also continued to enhance overall efficiency in loan collection processes through constantly refining our AI bots”

“As the pandemic subsides in China, we have seen D1 delinquency and collection rate improved to normal level. Up to present, D1 delinquency rate*9 fell to the level which is roughly the same as 6.77% in the fourth quarter of 2019, compared to roughly 7.28% in the first quarter of 2020. M1 collection rate*10 is gaining momentum and improved to above 86.0% to date. At the same time, asset quality proved resilient having effectively withstood the pandemic challenges. The consumer finance ecosystem empowered by our technology platform started to take shape and has played a pivotal role in improving customer retention rate, optimizing risk models and strengthening the collection of customer behavior data with adequate customer authorization.”

“In next quarter we will continue to focus on our differentiated risk strategies for various customer groups aiming to continuously expedite our risk management improvement through technology and support our growth going forward.”

9 “D1 delinquency rate” is defined as (i) the total amount of principal that became overdue as a specified date, divided by (ii) the total amount of principal that was due for repayment as of such date.

10 “M1 collection rate” is defined as (i) the amount of principal that was repaid in one month among the total amount of principal that became overdue as a specified date, divided by (ii) the total amount of principal that became overdue as a specified date.

First Quarter 2020 Financial Results

Total net revenues increased by 58.4% to RMB3,182.9 million (US$449.5 million) from RMB2,009.0 million in the same period of 2019, primarily due to the revenue from releasing guarantee liabilities under Credit Driven Services  over the term of the guarantee as a result of the recently adopted accounting guidance. And the increase is primarily due to an increase in Credit Driven Services and Platform Services associated with an increase in loan origination volume. For more information, please refer to “Recently Adopted Accounting Guidance”.

Credit Driven Services increased by 48.7% to RMB2,810.1 million (US$396.9 million) from RMB1,890.1 million in the same period of 2019, primarily due to the revenue from releasing of guarantee liabilities over the term of the guarantee as a result of the recently adopted accounting guidance. And the increase is primarily due to an increase in financing income and partially offset by decrease in loan facilitation and services fees for off-balance-sheet loan. For more information, please refer to “Recently Adopted Accounting Guidance”.

Loan facilitation and servicing fees-capital heavy decreased by 33.7% to RMB1,167.1 million (US$164.8 million) from RMB1,760.2 million in the same period of 2019, primarily due to a decrease in loan origination volume associated with off-balance-sheet loans and an increase in provisions due to the outbreak of COVID-19 during the first quarter of 2020.

Financing income*11 increased by 659.9% to RMB609.4 million (US$86.1 million) from RMB80.2 million in the same period of 2019, primarily due to an increase in loan volume through the consolidated trusts.

Revenue from releasing of guarantee liabilities increased by 2590.4% to RMB1,006.2 million (US$142.1 million) from RMB37.4 million in the same period of 2019. The revenue from releasing of guarantee liabilities under old standard was RMB168.7 million. Under the new standard, we recognized the stand-ready guarantee liability*12 at the inception of each loan, and it was amortized to “revenue from releasing of guarantee liabilities” over the term of the guarantee, the amount of the effect of transition of 2020 was RMB837.5 million. For more information, please refer to “Recently Adopted Accounting Guidance”.

Other services fees increased by 121.0% to RMB27.4 million (US$3.9 million) from RMB12.4 million in the same period of 2019, primarily due to an increase in revenue from late fees.

Platform Services increased by 213.5% to RMB372.8 million (US$52.7 million) from RMB118.9 million in the same period of 2019, primarily due to an increase in loan origination volume under capital-light model.

Loan facilitation and servicing fees-capital light increased by 1979.5% to RMB303.6 million (US$42.9 million) from RMB14.6 million in the same period of 2019, primarily due to an increase in loan origination volume under capital-light model within Platform services.

Referral services fees decreased by 47.2% to RMB54.6 million (US$7.7 million) from RMB103.4 million in the same period of 2019, primarily due to a decrease in volume of referral business as a result of a more conservative customer acquisition strategy adopted during the first quarter in face of the COVID-19.

Other services fees increased by 1737.5% to RMB14.7 million (US$2.1 million) from RMB0.8 million in the same period of 2019, primarily due to an increase in revenue from late fees and an increase in loan origination volume under capital-light model within Platform Services.

Total operating costs and expenses increased by 160.8% to RMB2,998.7 million (US$423.5 million) from RMB1,149.6 million in the same period of 2019 primarily due to an increase in expenses associated with loan origination volume and the provision for contingent liabilities associated with allowance for credit losses.

Origination and servicing expenses increased by 67.5% to RMB347.7 million (US$49.1 million) from RMB207.6 million in the same period of 2019, primarily due to an increase in loan origination volume and the associated costs incurred to originate and service loans through the Company’s platform.

Funding costs increased by 507.7% to RMB158.6 million (US$22.4 million) from RMB26.1 million in the same period of 2019, primarily due to an increase in loan origination volume funded by consolidated trusts.

Sales and marketing expenses decreased by 67.7% to RMB223.0 million (US$31.5 million) from RMB690.3 million in the same period of 2019, primarily due to a significantly reduced user acquisition cost as a result of a more conservative customer acquisition strategy adopted during the first quarter and an increase of customer acquisition efficiency.

General and administrative expenses increased by 12.1% to RMB108.7 million (US$15.4 million) from RMB97.0 million in the same period of 2019. The general and administrative expenses remained stable, while professional fees increased slightly.

Provision for loans receivable increased by 1656.0% to RMB307.3 million (US$43.4 million) from RMB17.5 million in the same period of 2019, primarily due to an increase in loan volume through the consolidated trusts, in addition, for the outbreak of COVID-19 during the first quarter of 2020, we provided additional allowance to ensure sufficient coverage for loans facilitated both in prior periods and current quarter.

Provision for financial assets receivable increased by 273.3% to RMB93.7 million (US$13.2 million) from RMB25.1 million in the same period of 2019. The outbreak of COVID-19 during the first quarter of 2020 also had an impact on the expected default rates, we provided additional allowance to ensure sufficient coverage for loans facilitated both in prior periods and current quarter.

Provision for accounts receivable and contract assets decreased by 33.7% to RMB57.0 million (US$8.0 million) from RMB86.0 million in the same period of 2019, primarily due to the additional allowance of the deemed uncollectible contract assets and accounts receivable that were written off later during the first quarter of 2019.

Provision for contingent liability was RMB1,702.8 million (US$240.5 million). Allowance for credit losses under CECL model was included in “Provision for contingent liabilities”. The provision for contingent liability under old standard was RMB280.2 million, this part is essentially the “Expense on guarantee liabilities” in the last quarter. For more information, please refer to “Recently Adopted Accounting Guidance”.

Income from operations was RMB184.2 million (US$26.0 million).

Non-GAAP income from operations was RMB255.5 million (US$36.1 millions).

Operating margin was 5.8%. Non-GAAP operating margin was 8.0%.

Income before income tax expense was RMB228.1 million (US$32.2 million).

Income taxes expense was RMB44.9 million (US$6.3 million).

Net income was RMB183.2 million (US$25.9 million).

Non-GAAP net income was RMB254.5 million (US$35.9 million).

Net income margin was 5.8%. Non-GAAP net income margin was 8.0%.

11 “Financing income” is generated from loans originated through the Company’s platform funded by the consolidated trusts and Fuzhou Microcredit, which charge fees and interests from borrowers.

12 “Stand-ready guarantee liability” refers to the liability determined on a loan by loan basis at the inception of each loan in accordance with ASC 460 under US GAAP, and it is amortized into revenue over the entire loan tenure.

M6+ Delinquency Rate by Vintage

The following chart and table display the historical cumulative M6+ delinquency rates by loan origination vintage for all loans originated through the company’s platform:

https://www.globenewswire.com/NewsRoom/AttachmentNg/cd3ceacf-51a3-4e8e-8268-f28dae6aadd8

Recently Adopted Accounting Guidance

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments which has subsequently been amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-03. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2019, including final periods within those fiscal years.

We have adopted the new standard effective January 1, 2020, using the modified retrospective transition method. The new guidance requires the recognition of credit losses to be measured using an expected credit loss model (referred to as the current expected credit loss (CECL) model). ASC 326 establishes a new accounting principle which requires gross accounting for guarantee liability. That is, to record both a guarantee obligation and an allowance for credit losses, calculated using the CECL impairment model, in addition to the guarantee obligation under ASC 460. As a result, at inception of the guarantee, we have recognized both a stand-ready guarantee liability under ASC 460 with an associated financial assets receivable, and a contingent guarantee liability with an allowance for credit losses under CECL model. Subsequent to the initial recognition, the ASC 460 stand-ready guarantee is recognized into guarantee revenue over the term of the guarantee, while the contingent guarantee is reduced by the payouts made by the company to compensate the investors upon borrowers’ default. Upon adoption, we recognized the cumulative effect of approximately RMB1.43 billion after tax as a decrease to the opening balance of retained earnings and RMB1.9 billion as an increase to the opening balance of guarantee liabilities as of January 1, 2020.

Business Outlook

360 Finance currently expects total loan origination volume for fiscal year 2020 to be in the range of RMB 200 billion to RMB 220 billion. This forecast reflects the Company’s current and preliminary views, which are subject to change.

Conference Call

360 Finance’s management team will host an earnings conference call at 8:00 AMU.S. Eastern Time on Thursday, May 28, 2020 (8:00 PMBeijing Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	+1-646-722-4977
Hong Kong:	+852-3027-6500
Mainland China:	400-821-0637
International:	+65-6408-5782
PIN:	46179651#

Please dial in 15 minutes before the call is scheduled to begin and provide the PIN to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until June 4, 2020:

United States:	+1-646-982-0473
International:	+65-6408-5781
Access code:	319334377#

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at ir.360jinrong.net.

About 360 Finance

360 Finance, Inc. (NASDAQ: QFIN) (“360 Finance” or the “Company”) is a leading digital consumer finance platform and the finance partner of the 360 Group. The Company provides tailored online consumer finance products to prime, underserved borrowers funded primarily by its funding partners. The Company’s proprietary technology platform enables a unique user experience supported by resolute risk management. When coupled with its partnership with 360 Group, the Company’s technology translates to a meaningful borrower acquisition, borrower retention and funding advantage, supporting the rapid growth and scaling of its business.

For more information, please visit: ir.360jinrong.net

Use of Non-GAAP Financial Measures Statement

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

We use non-GAAP income from operation, non-GAAP operation margin, non-GAAP net income and non-GAAP net income margin in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP income from operation represents income from operation excluding share-based compensation expenses, and non-GAAP net income represents net income excluding share-based compensation expenses. Such adjustments have no impact on income tax. We believe that non-GAAP income from operation and non-GAAP net income help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in results based on U.S. GAAP. We believe that non-GAAP income from operation and non-GAAP net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0808 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2020.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 360 Finance may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook for 2019, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks and uncertainties is included in 360 Finance’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and 360 Finance does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

360 Finance

E-mail: ir@360jinrong.net

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

360 Finance, Inc

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	December 31,	March 31,	March 31,
	2019	2020	2020
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	2,108,123	3,616,553	510,755
Restricted cash	1,727,727	2,279,043	321,862
Security deposit prepaid to third-party guarantee companies	932,983	955,805	134,985
Funds receivable from third party payment service providers	118,860	148,455	20,966
Accounts receivable and contract assets, net	2,332,364	2,050,353	289,565
Financial assets receivable, net	1,912,554	2,438,878	344,435
Amounts due from related parties	478,767	345,561	48,803
Loans receivable, net	9,239,565	8,668,981	1,224,294
Prepaid expenses and other assets	652,545	553,621	78,187
Total current assets	19,503,488	21,057,250	2,973,852
Non-current assets:
Accounts receivable and contract assets, net-non current	19,508	117,959	16,659
Financial assets receivable, net-non current	59,270	231,174	32,648
Property and equipment, net	17,113	16,141	2,280
Intangible assets	3,512	3,230	456
Deferred tax assets	697,348	1,343,781	189,778
Other non-current assets	55,362	57,277	8,089
Total non-current assets	852,113	1,769,562	249,910
TOTAL ASSETS	20,355,601	22,826,812	3,223,762

LIABILITIES AND EQUITY LIABILITIES
Current liabilities:
Payable to investors of the consolidated trusts-current	4,423,717	4,948,812	698,906
Accrued expenses and other current liabilities	720,918	811,497	114,605
Amounts due to related parties	55,622	80,311	11,342
Short term loans	200,000	435,000	61,434
Guarantee liabilities-stand ready *	2,212,125	2,704,747	381,983
Guarantee liabilities-contingent *	734,730	3,184,259	449,703
Income tax payable	1,056,219	1,294,401	182,804
Other tax payable	263,856	190,001	26,833
Total current liabilities	9,667,187	13,649,028	1,927,610
Non-current liabilities:
Deferred tax liabilities	—	4,462	630
Payable to investors of the consolidated trusts-noncurrent	3,442,500	3,072,067	433,859
Other long-term liabilities	31,184	31,309	4,422
Total non-current liabilities	3,473,684	3,107,838	438,911
TOTAL LIABILITIES	13,140,871	16,756,866	2,366,521
Ordinary shares	20	20	3
Additional paid-in capital	5,117,184	5,188,559	732,765
Retained earnings *	2,071,332	824,344	116,420
Other comprehensive income	24,906	55,866	7,890
TOTAL 360 FINANCE INC EQUITY	7,213,442	6,068,789	857,078
Noncontroling interests	1,288	1,157	163
TOTAL EQUITY	7,214,730	6,069,946	857,241
TOTAL LIABILITIES AND EQUITY	20,355,601	22,826,812	3,223,762

* We have adopted the new standard (ASU No. 2016-13, Financial Instruments—Credit Losses) effective January 1, 2020 using the modified retrospective transition method, which establishes a new accounting principle requiring gross accounting for guarantee liability. We recognized both a stand-ready guarantee liability under ASC 460 with an associated financial assets receivable, and a contingent guarantee liability with an allowance for credit losses under CECL model. Upon adoption, we recognized the cumulative effect of approximately RMB1.43 billion as a decrease to the opening balances of retained earnings, as of January 1, 2020, after adjusting to deferred taxes.

360 Finance, Inc

Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended March 31,
	2019	2020	2020
	RMB	RMB	USD
Credit driven services	1,890,120	2,810,050	396,855
Loan facilitation and servicing fees-capital heavy	1,760,182	1,167,119	164,829
Financing income	80,185	609,396	86,063
Revenue from releasing of guarantee liabilities *	37,351	1,006,176	142,099
Other services fees	12,402	27,359	3,864
Platform services	118,859	372,845	52,656
Loan facilitation and servicing fees-capital light	14,646	303,622	42,880
Referral services fees	103,375	54,566	7,706
Other services fees	838	14,657	2,070
Total net revenue	2,008,979	3,182,895	449,511
Origination and servicing	207,606	347,653	49,098
Funding costs	26,064	158,614	22,401
Sales and marketing	690,251	223,008	31,495
General and administrative	97,000	108,731	15,356
Provision for loans receivable	17,519	307,259	43,393
Provision for financial assets receivable	25,132	93,724	13,236
Provision for accounts receivable and contract assets	86,027	56,976	8,047
Provision for contingent liabilities *	—	1,702,757	240,475
Total operating costs and expenses	1,149,599	2,998,722	423,501
Income from operations	859,380	184,173	26,010
Interest income, net	3,177	9,750	1,377
Foreign exchange gain (loss)	32,536	(28,572)	(4,035)
Other income, net	22,042	62,721	8,858
Income before income tax expense	917,135	228,072	32,210
Income taxes expense	(197,196)	(44,917)	(6,343)
Net income	719,939	183,155	25,867
Net loss attributable to noncontrolling interests	—	253	36
Net income attributable to ordinary shareholders of the Company	719,939	183,408	25,903
Net income per ordinary share attributable to ordinary shareholders of 360 Finance, Inc.
Basic	2.50	0.62	0.09
Diluted	2.40	0.61	0.09
Weighted average shares used in calculating net income per ordinary share
Basic	287,652,707	293,592,210	293,592,210
Diluted	300,042,315	301,626,149	301,626,149

* We have adopted the new standard (ASU No. 2016-13, Financial Instruments—Credit Losses) effective January 1, 2020, using the modified retrospective transition method. We recognized a contingent guarantee liability with an allowance for credit losses under CECL model at inception of the guarantee together with the stand-ready guarantee liability. Allowance for credit losses under CECL model was included in “Provision for contingent liabilities”, while the stand-ready guarantee liability was released into “Revenue from releasing of guarantee liabilities” over the term of the guarantee.

360 Finance, Inc

Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended March 31,
	2019	2020	2020
	RMB	RMB	USD
Net income	719,939	183,155	25,867
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(40,013)	30,960	4,372
Other comprehensive (income) loss	(40,013)	30,960	4,372
Total comprehensive income	679,926	214,115	30,239
Net loss attributable to noncontrolling interests	—	253	36
Comprehensive income attributable to ordinary shareholders	679,926	214,368	30,275

360 Finance, Inc

Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended March 31,
	2019	2020	2020
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	719,939	183,155	25,867
Add: Share-based compensation expenses	68,843	71,374	10,080
Non-GAAP net income	788,782	254,529	35,947
Non-GAAP net income margin	39.3%	8.0%
GAAP net income margin	35.8%	5.8%

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	859,380	184,173	26,010
Add: Share-based compensation expenses	68,843	71,374	10,080
Non-GAAP Income from operations	928,223	255,547	36,090
Non-GAAP operating margin	46.2%	8.0%
GAAP operating margin	42.8%	5.8%